Kathleen L. Werner
Partner
TEL +1 212 878 8526
FAX +1 212 878 8375
kathleen.werner@cliffordchance.com

July 22, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Mr. Coy Garrison:

On behalf of our client, Carey Watermark Investors 2 Incorporated, a Maryland corporation (the “Company”), we transmit for filing Post-Effective Amendment No. 6 to the Company’s Registration Statement on Form S-11 (File No. 333-196681) (the “Registration Statement”) for the purposes of consolidating the sticker supplements filed by the Company pursuant to Rule 424(c) under the Securities Act of 1933, as amended (the “Securities Act”).

We look forward to hearing from you regarding Post-Effective Amendment No. 6 to the Registration Statement. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 878-8526.

Sincerely,

/s/ Kathleen L. Werner

Kathleen L. Werner